1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
July 23, 2026	www.integraresources.com

INTEGRA REPORTS RECORD MINING AND ORE-STACKING RATES AT FLORIDA CANYON, 30% INCREASE IN SECOND QUARTER GOLD PRODUCTION

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide an interim operational update for the second quarter ended June 30, 2026. Florida Canyon produced 16,379 ounces of gold during the quarter, a 30% increase from the first quarter of 2026. The increase in gold production was supported by record total material movement, including a 47% increase in ore mined and a 45% increase in ore placed on the heap leach pads quarter-over-quarter. With significantly more ore being placed on the heap leach pad in the second half of this year, the Company expects gold production to increase in the third and fourth quarters and is maintaining full-year gold production guidance of 70,000 to 75,000 ounces.

The Company plans to release its second quarter 2026 financial results after market close on Tuesday, August 11, 2026, followed by a conference call hosted by senior management on Wednesday, August 12, 2026 at 10:00 AM Eastern Time / 7:00 AM Pacific Time.

(All amounts in United States ("U.S.") dollars as at June 30, 2026, unless otherwise stated.)

Q2 2026 Operational Highlights:

• Key Operating Metric Improvements Quarter-over-Quarter1:

  30% increase in gold produced
  16% increase in total tonnes mined
  47% increase in ore mined
  45% increase in ore placed on heap leach pads
  21% increase in processed grade
  38% decrease in strip ratio
  8% decrease in waste mined

• The Company mined 4.4 million ("M") tonnes of ore and 3.6 M tonnes of waste at a strip ratio of 0.81 at the Florida Canyon Mine ("Florida Canyon" or the "Mine"). As a result, mining rates averaged 87,867 total tonnes per day ("tpd"), representing a record rate of total material movement at the Mine.

• The Florida Canyon Mine produced 16,379 ounces of gold and sold 15,794 ounces of gold during the second quarter, a 30% increase in gold production quarter-over-quarter. Gold production is expected to continue increasing through the second half of 2026, supported by the implementation of the N2 ore blending strategy, higher mining rates and increased ore stacking rates on the heap leach pads.

• Florida Canyon achieved record mining rates during the second quarter, with total tonnes mined increasing 16% from the first quarter. The higher mining rates reflect the successful integration of new mining equipment into the fleet, positioning the operation for stronger gold production in the second half of 2026.

• The Company released an updated Feasibility Study and Life of Mine Plan (the "Technical Report") for Florida Canyon which highlighted a materially enhanced operation with an 8-year mine life, a 74% increase in Proven and Probable Mineral Reserve, a 17% increase in annual gold production and $0.8 billion ("B") in after-tax free cash flow2.

(1) See first quarter and second quarter results below in the table titled: Second Quarter and Year-to-Date 2026 Florida Canyon Mine Operational Update.

(2) See news release dated June 25, 2026. This is a non-GAAP financial measure, please refer to the "Cautionary Note Regarding Non-GAAP Measures" disclosure at the end of this news release for a description of this measure.

George Salamis, President, CEO and Director of Integra commented:

"Florida Canyon continued to build operational momentum during the second quarter, with gold production increasing 30% from the first quarter and both total material moved and ore placed on the heap leach pads reaching record levels. Approximately 4.2 million tonnes of ore were placed on the heap leach pads during the quarter, a 45% increase over the first quarter, creating a large inventory of recoverable gold ounces that is expected to support stronger gold production through the balance of this year.

Beyond 2026, work is underway for the long-term transformation of Florida Canyon. As outlined in the June 2026 Technical Report news release, beginning in 2027 the Company expects higher annual gold production, lower operating costs, and stronger cash flow from an 8-year mine life, creating a stable operation to support the continued advancement of the DeLamar and Nevada North Projects."

Second Quarter and Year-to-Date 2026 Florida Canyon Mine Operational Update

		Three months ended March 31,	Three months ended June 30,	Six months ended June 30,
	Unit (1)	2026	2026	2026
Ore mined	kt	3,008	4,417	7,425
Waste mined	kt	3,902	3,579	7,481
Strip ratio	waste/ore	1.30	0.81	1.01
Ore direct to heap leach pads	kt	1,074	2,332	3,406
Ore crushed	kt	1,784	1,824	3,608
Total ore to heap leach pads	kt	2,858	4,156	7,014
Processed grade	g/t Au	0.19	0.23	0.22
Gold recovery rate	%	59.9%	57.8%	58.5%
Gold produced	oz	12,635	16,379	29,014
Gold sold	oz	12,518	15,794	28,312
Silver produced	oz	11,622	12,392	24,014
Silver sold	oz	11,466	12,581	24,047

(1) Unit abbreviations: kt = 1,000 metric tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce

(2) Ore crushed includes material from stockpiles and ore mined.

Florida Canyon produced 16,379 ounces of gold in the second quarter 2026, with 29,014 ounces of gold produced year-to-date. The blending strategy developed in the first quarter of 2026 for N2 ore continues to leach as expected.

Mining activity at Florida Canyon continued to accelerate during the second quarter, with approximately 8 M tonnes mined in total at an average mining rate of approximately 87,867 tpd. Record mining rates were achieved this quarter due to the integration of new mining equipment into the fleet over the last two quarters and shorter haul distances. Subsequent to quarter-end, ore stacking on the heap leach pads has exceeded expectations in July, positioning the operation for stronger gold production over the next two quarters. As a result of these mining rates, the Company maintains annual gold production guidance in 2026 of 70,000 to 75,000 ounces, with increased gold production expected over the balance of the year.

Second Quarter 2026 Consolidated Financial Position

Consolidated Financial Position	Unit (1)	June 30, 2026
Cash and cash equivalents	$000s	$111,132

(1) Unit abbreviations: $000s = thousands of U.S. dollars

The financial information presented above is preliminary in nature and subject to completion of the Company's quarter-end financial reporting process. Final unaudited financial results may differ from these amounts and will be reported as part of the Company's quarter-end financial statements. Complete financial results for the second quarter 2026 will be reported and filed on Integra's profile on SEDAR+ at www.sedarplus.ca and EDGAR profile at www.sec.gov on Tuesday, August 11, 2026.

Second Quarter 2026 Conference Call

Integra will host a conference call and webcast on Wednesday, August 12, 2026, at 10:00 AM Eastern Time / 7:00 AM Pacific Time, to discuss the second quarter 2026 results. Details for the conference call and webcast are included below.

Dial-In Numbers / Webcast:

Conference ID: 4645464

Toll Free: (800) 715-9871

Toll: +1 (646) 307-1963

Webcast: https://events.q4inc.com/attendee/102640394

About Integra Resources Corp.

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and its mineral properties; the expected increase in gold production in the second half of 2026; the Company's 2026 guidance; the development, operational and economic results of the Technical Report for Florida Canyon, including cash flows, revenue potential, development, expenditures, and timing thereof, extraction rates, life-of-mine projections and cost estimates; the realization of the expected economics of Florida Canyon; future development plans; and the date and timing of the conference call and webcast to the second quarter 2026 results. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of Florida Canyon, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standardized meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes. The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Project.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.